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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

WORLDWATER & POWER CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
98155N 10 6
(CUSIP Number)
David K. Lifschultz
545 Madison Avenue
15th Floor
New York, NY 10022
(212) 397-7788
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	98155N 10 6	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS: David K. Lifschultz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,008,664

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,008,664

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,008,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.791%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	98155N 10 6	Page	3	of	4 Pages

Item 1.	Security and Issuer: This statement relates to the common stock, $0.001 par value per share, of WORLDWATER & POWER CORP., formerly, WorldWater Corp. (the “Issuer”); the address of their executive offices is: Pennington Business Center, 55 Route 31 South, Pennington, New Jersey 08534.

Item 2.	Identity and Background: (a) Name: David K. Lifschultz

(b) Business Address: 545 Madison Avenue, 15th Floor, New York, NY 10022

(c) Present Principal Occupation: Executive Chairman, Genoil, Inc.

Principal Business Address: 545 Madison Avenue 15TH Floor New York, NY 10022

(d) During the last five years, David K. Lifschultz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, David K. Lifschultz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he either is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or resulting in a finding of any violation with respect to such laws.

(f) Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration: Not Applicable.

Item 4.	Purpose of Transaction:
The shares of common stock of the Issuer deemed to be beneficially owned by David K. Lifschultz are being held for investment purposes. The shares of the common stock of the Issuer were acquired by David K. Lifschultz for investment purposes and not for the purpose of acquiring control of the Issuer. David K. Lifschultz may in the future directly acquire shares of the common stock in open market or private transactions, block purchases or otherwise. David K. Lifschultz may acquire additional shares of common stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise. The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer:
(a) As of the close of business on April 6, 2006, David K. Lifschultz owned 5,008,664shares of the common stock of the Issuer constituting an aggregate of 3.791%[1] of the outstanding shares of common stock of the Issuer.

(b) David K. Lifschultz has the sole power to vote and dispose of all shares.

(c) On April 6, 2006 and during the 60 days preceding such date, Mr. Lifschultz disposed of: (i) 90,000 shares of the Issuer’s common stock for $0.3854 per share on March 2, 2006, (ii) 300,047 shares of the Issuer’s common stock for $0.5041 per share on April 3, 2006, (iii) 910,000 shares of the Issuer’s common stock for $0.4435 on April 6, 2006. The transactions described in (i) through (iii) above all occurred in open market transactions on or prior to April 6, 2006, the date that Mr. Lifschultz ceased to be the beneficial owner of more than 5% of the common stock of the Issuer and no longer had a reporting obligation.

(d) Not Applicable.

(e) David K. Lifschultz ceased to be the beneficial owner of more than five percent of the common stock of the Issuer as of April 6, 2006, based upon the information available from the Issuer as reflected in the Form 10KSB filed by the Issuer on April 14, 2006 for the year ended December 31, 2005.

[1] Calculation based on 132,107,949 shares of the Issuer’s common stock reported to be outstanding as March 31, 2006 on Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: None.

Item 7.	Material to Be Filed as Exhibits: None.

CUSIP No.	98155N 10 6	Page	4	of	4 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 28, 2006

/s/ David K. Lifschultz
Signature
Name: David K. Lifschultz